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                              April 5, 2022

       Oren Elkayam
       Chief Executive Officer
       Mobilicom Ltd
       1 Rakefet Street
       Shoham, Israel 6083705

                                                        Re: Mobilicom Ltd
                                                            Amendment No. 2 to
Draft Registration Statement on Form F-1
                                                            Submitted March 24,
2022
                                                            CIK No. 0001898643

       Dear Mr. Elkayam:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Confidential Draft Registration Statement on Form F-1 submitted on
       March 24, 2022

       If we are classified, page 29

   1. Please update this risk factor in light of your revisions on page 84, explaining the reasons underlying the
possibility you will qualify as a PFIC.
       Impact of the Continuing COVID-19 Pandemic, page 42

   2. We note your response to prior comment 3. Please disclose more specifically whether and how your business has
been materially impacted by supply chain disruptions. For
                                                        example, discuss
whether you have: (1) suspended the production, purchase, sale or maintenance of certain
item or delayed projects; (2) experienced labor shortages that have
 Oren Elkayam
Mobilicom Ltd
April 5, 2022
Page 2
      impacted your business; (3) experienced higher costs due to constrained capacity at various points in the supply chain; or (4) experienced surges or declines in consumer demand for which you are unable to adequately adjust your supply. Manufacturing and Assembly, page 54

3. Please revise to discuss the "recently established" manufacturing capability added to your disclosure in response to prior comment 3.
       You may contact Charles Eastman at (202) 551-3794 or Kevin Woody, Accounting
Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Geoff Kruczek at (202) 551-3641 or Jay Ingram,
Legal Branch Chief, at (202) 551-3397 with any other questions.



                                                           Sincerely,
FirstName LastNameOren Elkayam
                                                           Division of
Corporation Finance
Comapany NameMobilicom Ltd
                                                           Office of
Manufacturing
April 5, 2022 Page 2
cc:       Greg Sichenzia
FirstName LastName